[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

February 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Jay Ingram
Ms. Erin Donahue

Re:	Maxar Technologies Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 31, 2023

File No. 001-38228

Dear Mr. Ingram and Ms. Donahue:

On behalf of Maxar Technologies Inc. (“Maxar” or the “Company”), and in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission set forth in your letter dated February 14, 2023 (the “Comment Letter”) to the Preliminary Proxy Statement on Schedule 14A filed by the Company on January 31, 2023 (the “Proxy Statement”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter shall have the meanings given to them in the Proxy Statement.

U.S. Securities and Exchange Commission

February 21, 2023

Comment:

Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response:

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DI”) and the Interpretative Release Relating to Going Private Transactions Under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), Maxar determined, and respectfully submits to the Staff, that the proposed transaction among Galileo Parent, Inc. (“Parent”), Galileo Bidco, Inc. (“Merger Sub”), Galileo Topco, Inc. (solely for the purposes set forth in the Merger Agreement, “Preferred Equity Issuer”) and Maxar (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Parent, Merger Sub and Preferred Equity Issuer are affiliates of funds advised by Advent International Corporation (“Advent”). British Columbia Investment Management Corporation (“BCI”) or one or more of its affiliates will also be a minority investor in Preferred Equity Issuer. Specifically, Maxar has determined that (1) none of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer is an affiliate of Maxar, (2) Maxar’s named executive officers and other executive officers (collectively, the “Management Parties”) are not “engaged in” the transaction and are not affiliates of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer who exerted control or influence on the transaction process and (3) the Merger does not raise the concerns that Rule 13e-3 was intended to address because the Merger resulted from arm’s-length negotiations with Parent, in a process led by Maxar’s board of directors (in consultation with its financial advisor and outside legal counsel), and is subject to approval by Maxar’s stockholders at a stockholder meeting in which the Management Parties beneficially own, collectively, less than 2.8% of Maxar’s voting securities. Maxar’s analysis is more fully described below.

A “Rule 13e-3 transaction” includes (i) a “purchase of any equity security by … an affiliate of such issuer” or (ii) “a solicitation … of any proxy… [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger … of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood of causing the delisting of the issuer’s equity securities. Because the transaction involves the solicitation of proxies in connection with a merger that would result in a purchase of equity securities of an issuer and a delisting of such issuer’s equity securities, our Rule 13e-3 transaction analysis focuses on (a) whether Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer is an affiliate of Maxar, (b) whether the Management Parties are affiliates engaged in the transaction and (c) whether Rule 13e-3 was intended to address the type of transaction at issue, under Rule 13e-3 and the SEC’s guidance.

A.	None of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer is an Affiliate of Maxar

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Exchange Act Rule 12b-2 defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” It is generally understood that beneficial ownership above 10% of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate. The determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

U.S. Securities and Exchange Commission

February 21, 2023

As represented by each of Parent and Merger Sub in Section 3.5 of the Merger Agreement, as of the date of the Merger Agreement, neither Parent nor Merger Sub (i) owned, directly or indirectly, beneficially or of record, any shares of Maxar common stock or rights to acquire or vote any shares of Maxar common stock or (ii) was an “interested stockholder” of Maxar as defined in Section 203 of the DGCL. In addition, none of Advent, BCI, Preferred Equity Issuer, Parent or Merger Sub currently holds any Maxar equity securities. Similarly, Parent, Parent’s affiliates (including Advent, Merger Sub and Preferred Equity Issuer) and BCI do not have the right to appoint any member of Maxar’s board of directors or otherwise direct or cause the direction of the management and policies of Maxar. There are no voting agreements in place with Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer with respect to Maxar’s voting securities, whether in connection with the Merger or otherwise. For the foregoing reasons, Maxar has determined that none of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer is an “affiliate” of Maxar.

B.	The Management Parties are not “Engaged In” the Transaction

According to C&DI Section 201.05, the Staff considers the Management Parties to be affiliates of Maxar. However, the Management Parties are not “engaged in” the transaction and are not affiliates of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer and, therefore, are not subject to Rule 13e-3.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

We respectfully submit that none of the foregoing factors is applicable to the Merger or would suggest the Management Parties are “engaged in” the transaction or are affiliates of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer.

There are no formal or informal agreements, arrangements or understandings among the Management Parties, on the one hand, and Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer, or their respective affiliates, on the other hand, with respect to post-closing employment or compensation, incentive or equity arrangements for the Management Parties, including no employment agreements, offer letters or term sheets with respect to the foregoing. Indeed, each of Parent and Merger Sub represented to Maxar, pursuant to Section 3.8 of the Merger Agreement, that neither Parent or Merger Sub nor any of their affiliates is a party to any such agreement, or has authorized, made or entered into, or committed or agreed to enter into, any such agreement with any director, officer or affiliate of Maxar relating to (i) the Merger Agreement or the transactions contemplated thereby or by related transaction documentation or (ii) Maxar, its subsidiaries, its businesses or its operations, including as to continuing employment from and after the effective time of the Merger. Parent, Advent and BCI have advised Maxar in connection with this submission that no such agreements, arrangements or understandings have been made following the signing of the Merger Agreement.

U.S. Securities and Exchange Commission

February 21, 2023

The Management Parties collectively hold beneficial ownership of less than 2.8% of Maxar’s common stock (the only class of outstanding voting securities of Maxar). Like all other stockholders, the Management Parties will receive $53.00 per share as cash consideration in the Merger for all of their shares of Maxar common stock. Similarly, as described under the section of the Proxy Statement entitled “Proposal 1: Adoption of the Merger Agreement—Merger Consideration—Treatment of Maxar Equity Awards,” the Management Parties’ equity awards outstanding as of the closing of the Merger will be converted into cash consideration at the closing of the Merger, subject to the terms and conditions described in the Merger Agreement. There have been no discussions to date among the Management Parties, on the one hand, and Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer, or their affiliates, on the other hand, with respect to “rollover” or similar arrangements with respect to any equity securities of Maxar held by the Management Parties and none of the Management Parties currently has an equity interest in Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer.

None of the Management Parties are directors, managers, employees or otherwise affiliated with Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer, and the Company does not expect that the Management Parties will occupy seats on the board of Parent following the Merger (in addition to their current positions as officers of Maxar), or otherwise be in a position to control the Parent or the Surviving Corporation following the Merger. No such arrangements have been discussed with Parent, and the Merger Agreement does not provide for any such arrangements.

In sum, there is no reason to believe that the Management Parties would be in a position to “control” Parent or the Surviving Corporation within the meaning of Exchange Act Rule 12b-2, and none of the factors enumerated in C&DI Section 201.01 or C&DI Section 201.05 would suggest in this instance that the Management Parties are “engaged in” the transaction or are affiliates of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer.

C.	The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, Maxar believes that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate, as none of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer nor the Management Parties were on “both sides” of the transaction based on the facts and circumstances of the transaction.

It is Maxar’s understanding that the SEC adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. In the SEC’s Interpretative Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the interests of the issuer’s unaffiliated security holders.

U.S. Securities and Exchange Commission

February 21, 2023

As described under the section of the Proxy Statement entitled “Proposal 1: Adoption of the Merger Agreement—Background of the Merger,” the transaction process leading up to the Merger was overseen by, and the Merger was unanimously approved by, the Maxar board (all but one of whom is an independent director and none of whom have connections to, or an affiliation with, Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer) after consulting with its financial advisor and outside legal counsel. The Maxar board (advised by its financial advisor and outside legal counsel) carefully considered and engaged in arm’s-length negotiations with representatives of Advent, BCI and Parent in respect of the Merger.

Further, the holders of a majority of the shares of outstanding Maxar common stock must adopt the Merger Agreement as a condition to consummating the Merger. We note the Interpretative Release indicates that going-private transactions may have a “coercive effect,” because the “requirement [to obtain the vote of security holders] frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” In this case, however, the Management Parties collectively hold beneficial ownership of less than 2.8% of Maxar’s common stock (the only class of voting securities outstanding). Advent, BCI, Parent, Merger Sub and Preferred Equity Issuer do not hold any Maxar equity securities, nor are there any voting agreements in place in connection with the Merger. As a result, under these circumstances, there is no “coercive effect” that Exchange Act Rule 13e-3 was intended to address.

In addition, as noted above, there have been no discussions to date among the Management Parties, on the one hand, and Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer, or their affiliates, on the other hand, with respect to “rollover” or similar arrangements with respect to any equity securities of Maxar held by the Management Parties and none of the Management Parties currently has an equity interest in Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer. Further, no Management Parties serve, and the Company does not expect that the Management Parties will serve, on Parent’s board of directors or otherwise be in a position to control the Parent or the Surviving Corporation following the Merger.

In short, as a result of the above factors and the lack of other relevant connections between Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer, on the one hand, and the Management Parties, on the other hand, we believe that the present circumstances are not ones in which management is “standing on both sides of the transaction.” (Release No. 34-17719).

Conclusion

We respectfully advise you of our view that the Merger is not a going private transaction between Maxar and an affiliate of Maxar. None of Advent, BCI, Parent, Merger Sub or Preferred Equity Issuer is an affiliate of Maxar, and the Management Parties are not engaged in the Merger. Accordingly, Exchange Act Rule 13e-3 does not apply to the transaction.

* * * * * *

U.S. Securities and Exchange Commission

February 21, 2023

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-403-1056 or JLRobinson@wlrk.com.

Very truly yours,

/s/ John L. Robinson
John L. Robinson

cc:	James C. Lee, Maxar Technologies Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
James R. Griffin, Weil, Gotshal & Manges LLP